                                 SCHEDULE 14A
                                (RULE 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION
               PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [_]
Filed by Party other than the Registrant [X]
Check the appropriate box:
  [X]Preliminary Proxy Statement             [_]Confidential, for Use of the
  [_]Definitive Proxy Statement                  Commission Only (as permitted
  [_]Definitive Additional Materials                by
  [_]Soliciting Material Pursuant to             Rule 14a-6(e)(2))
    Rule 14a-11(c) or Rule 14a-12

                      GREAT WESTERN FINANCIAL CORPORATION
               (NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                           H. F. AHMANSON & COMPANY
                  (NAME OF PERSON(S) FILING PROXY STATEMENT,
                         IF OTHER THAN THE REGISTRANT)

Payment of filing fee (Check the appropriate box):

  [X]No fee required.

  [_]Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

  [_]Fee paid previously with preliminary materials.

  [_]Check box if any part of the fee is offset as provided by Exchange Act
     Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    (1) Amount previously paid:

    (2) Form, Schedule or Registration Statement no.:

    (3) Filing Party:

    (4) Date Filed:

        PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED MAY 2, 1997

                           [LETTERHEAD OF AHMANSON]


                                                             May [ ], 1997

Dear Great Western Financial Corporation Stockholder:

  At your 1997 Annual Meeting, you will have the opportunity to decide between two slates of directors to fill 3 of the 11 Great Western board seats:

  . One slate, proposed by the incumbent Great Western directors, has stated that it is committed to a proposed merger with Washington Mutual and refuses to engage in discussions with or provide information to H. F. Ahmanson & Company. They take this position despite the fact that Ahmanson made a proposal with a higher market value (based on all closing stock prices since April 8, 1997) than the Washington Mutual proposal.

  . The second slate, proposed by Ahmanson, is not committed to any specific merger proposal, but to equal treatment for any company that has made a bona fide proposal to Great Western. These individuals, none of whom is a director, officer or employee of Ahmanson, have committed that they will act on behalf of all of the Great Western stockholders and not at the direction of Ahmanson.

  Even if the Ahmanson nominees are elected, the incumbent Great Western directors will continue to constitute a majority of the board of directors. The Ahmanson nominees will, however, attempt to persuade the board to treat all merger proposals on the same basis if they believe that such an approach maximizes stockholder value.

                                  BACKGROUND

  On February 17, 1997, Ahmanson submitted a written proposal to Great Western Financial Corporation for a tax-free merger of the two companies in which each outstanding share of Great Western Common Stock would be converted into 1.05 shares of Ahmanson Common Stock. Great Western refused to enter into any discussions with Ahmanson about its proposal. Instead, on March 6, 1997, Great Western announced that it had entered into a merger agreement with Washington Mutual. On March 17, 1997, Ahmanson enhanced its offer to Great Western stockholders. Although the market value of the enhanced Ahmanson merger proposal is superior to that of the Washington Mutual proposal (based on all closing stock prices since April 8, 1997), Great Western continues to refuse to engage in any discussions with Ahmanson.

                      AHMANSON'S ENHANCED MERGER PROPOSAL

  Under our enhanced proposal, Great Western stockholders would receive, tax-free, at least 1.10 and as much as 1.20 shares of Ahmanson Common Stock for each share of Great Western Common Stock. The exact exchange ratio would be determined by dividing $50 by the average closing price of Ahmanson Common Stock during the 20 trading days preceding approval of the merger by the Office of Thrift Supervision, subject to a minimum ratio of 1.10 (which would apply when such average closing price is $45.45 or above) and a maximum ratio of 1.20 (which would apply when such average closing price is $41.67 or below).

  . Based on the closing price of the Ahmanson Common Stock on May , 1997 (and assuming the average closing price of the Ahmanson Common Stock during the averaging period referred to above is equal to such May , 1997 closing price), Ahmanson's proposal would result in an exchange
     ratio of 1.20 and an implied market value of $    . THIS REPRESENTS A
     PREMIUM OF $     PER GREAT WESTERN SHARE, OR  %, OVER THE IMPLIED MARKET
     VALUE OF THE WASHINGTON MUTUAL PROPOSAL ON SUCH DATE.

  Despite the extraordinary economic benefits to the stockholders of Great Western that would accrue from Ahmanson's enhanced merger proposal, Great Western's current Board of Directors has continued its refusal to enter into negotiations or even discussions with Ahmanson, and has withheld material information from Ahmanson that it has supplied to Washington Mutual.

            IT'S TIME FOR A BOARD THAT LISTENS TO ITS STOCKHOLDERS
               AND PUTS BOTH PROPOSALS ON A LEVEL PLAYING FIELD

  The holders of a majority of the Great Western shares supported a stockholder resolution urging the Great Western Board of Directors to participate in discussions and negotiations with Ahmanson and any other proponent of a bona fide merger proposal. Consents sufficient to adopt this resolution were delivered to the Great Western Board on April 11, 1997. The Great Western Board has not listened and has delayed and disputed acknowledging the effectiveness of such consents. Great Western has claimed that the record date it established for Ahmanson's consent solicitation did not apply to the stockholder resolution as revised by Ahmanson on March 17, 1997.

  Great Western stockholders also acted by written consent to adopt an amendment to the Great Western By-laws that requires Great Western to hold the 1997 annual meeting of stockholders by May 6, 1997. The Great Western Board again has not listened, and instead scheduled its annual meeting for June 13, 1997, more than a month after the date required by the new By-law amendment. On April 28, 1997, CT Corporation, the independent inspectors of election appointed by Great Western, certified the adoption of this By-law amendment and two others by a majority of Great Western shares, but Great Western commenced litigation disputing the results of that certification, based on, among other things, a claim that a consent representing 5.2 million shares was double counted. Because a majority of the outstanding Great Western shares were voted in favor of the three By-law amendments, even disregarding any shares that may have been double counted by the inspectors of election, Ahmanson has formally requested the inspectors to re-certify the tabulation of consents for Consent Proposals 3, 4 and 5, excluding any shares that may have been double counted.

  In order to ensure that a decision on Ahmanson's enhanced merger proposal is made on the merits by Directors committed to you, the true owners of Great Western, and that all bidders receive similar treatment, your proxy is being solicited to replace three of the four current Class II Directors of Great Western at Great Western's 1997 annual meeting of stockholders.

  . The Ahmanson nominees are not committed to any particular proposal; instead the Ahmanson nominees favor putting all proposals on a level playing field and pursuing whichever merger proposal will maximize stockholder value.

  . These nominees have agreed that as directors they will act "on behalf of all of the stockholders of [Great Western] . . . and will in no way be controlled by or acting at the direction of Ahmanson." Accordingly, if an independent third party makes an offer, the nominees will evaluate that offer on the basis of its benefits for all the stockholders of Great Western and without regard to its impact on Ahmanson. Ahmanson has agreed to make a contribution of $15,000 to charity on behalf of each Ahmanson nominee and to indemnify each Ahmanson nominee for various liabilities.


  SEND A CLEAR MESSAGE TO THE GREAT WESTERN BOARD OF DIRECTORS THAT YOU WANT A DIFFERENT APPROACH--VOTE YOUR WHITE ANNUAL MEETING PROXY CARD FOR EACH OF THE AHMANSON NOMINEES AND FOR APPROVAL OF THE AHMANSON PROPOSALS.

  Only stockholders of record on the record date for the annual meeting may vote in connection with the accompanying Proxy Statement. Although Great Western has announced that its annual meeting will be held on June 13, 1997, with a record date of May 9, 1997, Ahmanson is seeking to compel Great Western to hold the annual meeting on an earlier date in accordance with Great Western's By-laws. On April 25, the Delaware Chancery Court ordered Great Western to produce affidavits describing the reasons why the GWF Board postponed the annual meeting to June 13 and stating the earliest practicable date before June 13 on which to hold the annual meeting. Great Western has produced affidavits in response to the Court's order and Ahmanson will have an opportunity to question the affiants. Thereafter, the court will convene a conference to determine what further action is appropriate. If Ahmanson is successful in this action, Great Western would have to set a record date for the Annual Meeting in advance of the meeting date.

  In fairness to other stockholders, even if you sell your shares of Great Western Common Stock after the record date, you are urged to grant your proxy pursuant to the enclosed WHITE proxy card with respect to all of the shares of Great Western Common Stock that were held by you as of the record date. Your failure to vote may adversely affect those who continue to be stockholders.

  If you have any questions concerning the accompanying Proxy Statement or the procedures to be followed to deliver a proxy, please contact MacKenzie Partners, Inc. at (212) 929-5500 (bankers and brokers call collect) or (800) 322-2885 (all others call toll-free).

  PLEASE READ THE ACCOMPANYING PROXY STATEMENT CAREFULLY. YOUR VOTE AND PROMPT ACTION ARE IMPORTANT. YOU ARE URGED TO GRANT YOUR PROXY BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.

  We appreciate your support on these important matters.

                                          Sincerely,

                                          /s/ Charles R. Rinehart
                                          _____________________________________
                                          Charles R. Rinehart
                                          Chairman and Chief
                                           Executive Officer

                            YOUR PROXY IS IMPORTANT

  Only stockholders of record on the record date for the annual meeting are entitled to give their proxy. Thus:

  1. If your shares of Great Western Common Stock are held in your own name, please mark, sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided.

  2. If your shares of Great Western Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only it can vote with respect to your shares of Great Western Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give a WHITE proxy card to be signed representing the shares of Great Western Common Stock beneficially owned by you. You are urged to ensure that the record holder of your shares of Great Western Common Stock marks, signs, dates and returns the enclosed WHITE proxy card as soon as possible.

  3. You are further urged to confirm in writing any instructions given to your broker or bank and provide a copy of those instructions to H.F. Ahmanson & Company in care of MacKenzie Partners, Inc. so that Ahmanson may also attempt to ensure that such instructions are followed.

  If you have any questions or require any assistance in completing your proxy, please call:

                      [LOGO OF MACKENZIE PARTNERS, INC.]
                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (call collect)
                                      or
                        CALL TOLL-FREE: (800) 322-2885

        PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED MAY 2, 1997

                      1997 ANNUAL MEETING OF STOCKHOLDERS
                                      OF
                      GREAT WESTERN FINANCIAL CORPORATION

                               ----------------

                                PROXY STATEMENT
                                      OF
                           H. F. AHMANSON & COMPANY

                               ----------------

  This Proxy Statement and the accompanying WHITE Annual Meeting proxy card are furnished in connection with the solicitation of proxies by H.F. Ahmanson & Company ("Ahmanson"), to be used at the 1997 Annual Meeting of Stockholders of Great Western Financial Corporation ("GWF") and any adjournments, postponements or reschedulings thereof (the "Annual Meeting").

  Ahmanson conducts its principal business operations through Home Savings of America, FSB, a federally chartered savings bank ("Home Savings"). Based on deposits, Home Savings was at December 31, 1996 the third largest depository institution in California and the 17th largest in the United States.

  On February 17, 1997, Ahmanson submitted a written proposal to GWF for a tax-free merger of the two companies (the "Original Proposal") pursuant to which each outstanding share of GWF Common Stock (a "GWF Share") would be converted into 1.05 shares of Ahmanson Common Stock. GWF refused to enter into any discussions with Ahmanson about the Original Proposal. Instead, on March 6, 1997, GWF announced that it had entered into a merger agreement with Washington Mutual, Inc. ("WaMu") providing for a tax-free merger pursuant to which each outstanding GWF Share would be converted into 0.90 shares of WaMu Common Stock. On March 17, 1997, Ahmanson submitted an enhanced proposal (the "Ahmanson Merger Proposal") to GWF for a merger of the two companies (the "Proposed Merger") pursuant to which each outstanding GWF Share would be converted into between 1.10 and 1.20 shares of Ahmanson Common Stock. The exact exchange ratio (the "Exchange Ratio") would be determined by dividing $50 by the average closing price of Ahmanson Common Stock on the New York Stock Exchange (the "NYSE") during the 20 trading days preceding approval of the merger by the Office of Thrift Supervision (the "OTS") (such 20-day period, the "Averaging Period"), subject to a minimum ratio of 1.10 (which would apply when such average closing price is $45.45 or above) and a maximum ratio of 1.20 (which would apply when such average closing price is $41.67 or below).

  Based on the closing price of the Ahmanson Common Stock on May   , 1997 (and
assuming the average closing price of the Ahmanson Common Stock on the NYSE
during the Averaging Period is equal to such May   , 1997 closing price), the
Ahmanson Merger Proposal would result in an Exchange Ratio of 1.20 and an
implied market value of $     per GWF Share. THIS REPRESENTS A PREMIUM OF
$     PER GWF SHARE, OR   %, OVER THE IMPLIED MARKET VALUE OF THE WAMU
PROPOSAL ON SUCH DATE. Changes in the market price of the Ahmanson Common Stock before the effective time of the merger would affect the number of shares or the market value of Ahmanson Common Stock to be received in the Proposed Merger in exchange for GWF Shares.

  The following table sets forth the Exchange Ratio and implied market value per GWF Share that would result from the Ahmanson Merger Proposal over a range of market prices for Ahmanson Common Stock from $32.00 to $46.00 per share (assuming for each indicated market price of Ahmanson Common Stock that the average closing price of Ahmanson Common Stock during the Averaging Period is equal to such market price):

       MARKET PRICE                                                          IMPLIED MARKET
       PER SHARE OF                                                         VALUE OF AHMANSON
         AHMANSON                    EXCHANGE                                MERGER PROPOSAL
       COMMON STOCK                   RATIO                                   PER GWF SHARE
       ------------                  --------                               -----------------
       $32.00                         1.200                                      $38.40
        33.00                         1.200                                       39.60
        34.00                         1.200                                       40.80
        35.00                         1.200                                       42.00
        36.00                         1.200                                       43.20
        37.00                         1.200                                       44.40
        38.00                         1.200                                       45.60
        39.00                         1.200                                       46.80
        40.00                         1.200                                       48.00
        41.00                         1.200                                       49.20
        41.67                         1.200                                       50.00
        42.00                         1.190                                       50.00
        43.00                         1.163                                       50.00
        44.00                         1.136                                       50.00
        45.00                         1.111                                       50.00
        45.45                         1.100                                       50.00
        46.00                         1.100                                       50.60

  Ahmanson also believes the Ahmanson Merger Proposal offers greater value to GWF Stockholders than WaMu's proposal over the longer term. Ahmanson believes that an Ahmanson/GWF merger can generate, through cost savings and revenue enhancements, considerably greater reported and cash earnings per GWF Share than a WaMu/GWF merger because Ahmanson, as well as a number of independent analysts, believes that WaMu's estimates of cost savings and revenue enhancements are unrealistic. Ahmanson notes that on the day of its announcement of its proposal to acquire GWF, its stock price rose almost 11%, while on the day of the announcement of the WaMu proposal, WaMu's stock price declined 0.5%.

  Accordingly, Ahmanson believes that the GWF Board of Directors should recognize that its fiduciary duties require it to commence merger negotiations with Ahmanson, as permitted by the GWF/WaMu merger agreement and voted for by the holders of a majority of the GWF Shares. The GWF/WaMu merger agreement permits GWF directors and management to participate in discussions or negotiations with third parties relating to acquisition proposals, without triggering a right of termination or the imposition of break-up fees under the agreement, if GWF's board of directors, after consulting its financial and legal advisers, "determined in good faith that the failure to do so would create a reasonable possibility of a breach of the fiduciary duties of [GWF's] board of directors." On April 11, 1997, Ahmanson announced that it had delivered to GWF consents of the holders of a majority of the outstanding GWF Shares consenting in writing to a resolution urging the GWF Board, among other things, to engage in discussions and negotiations with Ahmanson and any other potential acquiror and to consider all merger proposals in order to maximize stockholder value. GWF has refused to authorize its independent inspectors of election to tabulate the consents delivered for Consent Proposal 1 based on GWF's position that the record date set by the GWF Board for the Consent Solicitation no longer applied to Consent Proposal 1 after it was revised by Ahmanson on March 17, 1997 in response to GWF's entering into a merger agreement with WaMu. Ahmanson has challenged GWF's position in litigation in Delaware Chancery Court. A summary of the results of Ahmanson's solicitation of consents from GWF stockholders is contained in Annex A to this Proxy Statement. To date, GWF has not given Ahmanson an opportunity to enter into any discussions or negotiations concerning a business combination between Ahmanson and GWF.

  Ahmanson believes that the current members of the GWF Board (who collectively own beneficially less than 1.5% and appear to actually own less than 1% of the GWF Common Stock) should not deprive GWF's stockholders of the opportunity to consider the Ahmanson Merger Proposal and any other bona fide and concrete merger proposals. Accordingly, Ahmanson has determined to nominate three individuals (the "Ahmanson Nominees"), each of whom is independent of (and not affiliated with or controlled by) Ahmanson, to serve as directors of GWF. The Ahmanson Nominees have agreed that as directors they will act "on behalf of all of the stockholders of [GWF] . . . and will in no way be controlled by or acting at the direction of Ahmanson." They have committed to seek to convince the other GWF directors to pursue merger proposals with a view to maximizing stockholder value. In particular, the Ahmanson Nominees have committed to seek to convince the other GWF directors to consider the Ahmanson Proposal and all other bona fide and concrete proposals to merge with GWF and, subject to their fiduciary duties, actively pursue the proposal that they conclude maximizes value for GWF's stockholders. Any such proposal would, of course, then be subject, among other things, to stockholder and regulatory approval. In light of the agreement of the Ahmanson Nominees to act on behalf of all of the GWF stockholders and the fiduciary duties that they will owe to GWF stockholders, Ahmanson would expect that the Ahmanson Nominees (a) would seek to conduct negotiations and discussions with any company that makes a bona fide proposal and support whichever proposal provides the best value to GWF stockholders, whether that proposal is made by WaMu, Ahmanson or a third party, and (b) would support the solicitation of offers by other parties if they determine that doing so is in the best interests of the GWF stockholders and would support the removal of any barriers to a sale that are likely to reduce the value to be received by the GWF stockholders. All such actions would be taken by the Ahmanson Nominees as permitted by, and in accordance with, the GWF/WaMu merger agreement as discussed above.

  In addition, Ahmanson has introduced five proposals to amend the current By-laws of GWF (the "Ahmanson By-law Amendments") for consideration at the Annual Meeting.

  A VOTE FOR THE AHMANSON NOMINEES AND THE AHMANSON BY-LAW AMENDMENTS WILL ENABLE YOU--AS THE OWNERS OF GWF--TO SEND A CLEAR MESSAGE TO THE GWF BOARD THAT YOU FAVOR A MERGER TO MAXIMIZE STOCKHOLDER VALUE.

  AHMANSON URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED WHITE ANNUAL MEETING PROXY CARD TO VOTE FOR THE ELECTION OF THE AHMANSON NOMINEES AND FOR THE AHMANSON BY-LAW AMENDMENTS.

  AHMANSON URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY GWF. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A SUBSEQUENTLY DATED PROXY CARD FOR THE ANNUAL MEETING TO AHMANSON, C/O MACKENZIE PARTNERS, INC. (THE "AGENT"), OR TO THE SECRETARY OF GWF, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "PROXY PROCEDURES" BELOW.

  On April 9, 1997, Ahmanson delivered to GWF consents of the holders of a majority of the outstanding GWF Shares adopting an amendment to GWF's By-laws that requires GWF to hold the Annual Meeting by May 6, 1997. Two days later, GWF announced that its Annual Meeting will be held on June 13, 1997, with a record date for shares entitled to vote of May 9, 1997. The meeting date set by GWF is more than one month after the date required by the new By-law amendment and 21 days after the date on which a Delaware court may order GWF to hold the Annual Meeting under Delaware law. Ahmanson is currently pursuing a court action to compel GWF to hold the Annual Meeting on an earlier date in accordance with Great Western By-laws. On April 25, 1997, the Delaware
Chancery Court ordered Great Western to produce affidavits describing the reasons why the GWF Board postponed the Annual Meeting to June 13 and stating the earliest practicable date before June 13 on which to hold the Annual Meeting. GWF has produced affidavits in response to the Court's order and Ahmanson will have an opportunity to question the affiants. Thereafter, the court will convene a conference to determine what further action is appropriate. If Ahmanson is successful in this action, GWF would have to set a record date for the Annual Meeting in advance of the meeting date. Ahmanson will notify stockholders if the dates finally determined as the date of the Annual Meeting and the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the "Record Date") differ from those announced by GWF and will supplement this Proxy Statement accordingly. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each GWF Share held on the Record Date. As of the date of this Proxy Statement, there were approximately 137,885,310 GWF Shares issued and outstanding. Ahmanson holds an aggregate of 3,560,500 GWF Shares, which represents approximately 2.6% of the GWF Shares outstanding. Ahmanson intends to vote such GWF Shares for the election of the Ahmanson Nominees and for the Ahmanson By-Law Amendments. Ahmanson may purchase additional GWF Shares at any time through open market purchases, privately negotiated transactions or otherwise, subject to market conditions, available funds and other circumstances. Without prior approval of the OTS, however, Ahmanson may not purchase additional GWF Shares if as a result Ahmanson would own 5% or more of the outstanding GWF Shares.

                               ----------------

  This Proxy Statement and the WHITE Annual Meeting proxy card are first being furnished to GWF stockholders on or about May [ ], 1997. The principal executive offices of Great Western Financial Corporation are located at 9200 Oakdale Avenue, Chatsworth, California 91311.

                            YOUR PROXY IS IMPORTANT

  Only stockholders of record on the record date for the Annual Meeting are entitled to give their proxy. Thus:

  1. If your shares of Great Western Common Stock are held in your own name, please mark, sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided.

  2. If your shares of Great Western Common Stock are held in the name of a brokerage firm, bank, nominee or other institution, only it can vote with respect to your shares of Great Western Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a WHITE proxy card to be signed representing the shares of Great Western Common Stock beneficially owned by you. You are urged to ensure that the record holder of your shares of Great Western Common Stock marks, signs, dates and returns the enclosed WHITE proxy card as soon as possible.

  3. You are further urged to confirm in writing any instructions given to your broker or bank and provide a copy of those instructions to H. F. Ahmanson & Company in care of MacKenzie Partners, Inc. so that Ahmanson may also attempt to ensure that such instructions are followed.

  If you have any questions or require any assistance in completing your proxy, please call:

                      [LOGO OF MACKENZIE PARTNERS, INC.]
                            MacKenzie Partners, Inc.
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL-FREE: (800) 322-2885

                    THE AHMANSON NOMINEES FAVOR PURSUING A
                     MERGER TO MAXIMIZE STOCKHOLDER VALUE

  On a number of occasions prior to 1996, the current and predecessor chief executive officers of Ahmanson and GWF have informally discussed the possibility of a merger of the two companies, although no agreements, arrangements or understandings resulted from such discussions. These discussions took place against the background of a rapidly changing banking industry undergoing substantial consolidation, primarily as a result of increased competition and a need to reduce costs through economies of scale. In addition, Ahmanson believes that in recent years, the two companies have been pursuing compatible business strategies. Both Ahmanson and GWF have initiated a change in focus away from the traditional business of savings institutions toward consumer banking services and fee-based income. In addition, both companies have pursued a strategy of branch acquisitions in selected "core" markets and branch divestitures in non-core markets.

  In light of the foregoing, on February 17, 1997, Charles R. Rinehart, Chairman of the Board and Chief Executive Officer of Ahmanson, contacted John
F. Maher, President and Chief Executive Officer, of GWF and delivered to him a written proposal for a tax-free merger of the two companies pursuant to which each outstanding GWF Share would be converted into 1.05 shares of Ahmanson Common Stock. GWF did not respond to this proposal and did not hold any discussions with Ahmanson, but entered into negotiations with WaMu and one other party. On March 5, 1997, GWF entered into a merger agreement with WaMu providing for a tax-free merger pursuant to which each outstanding share of GWF Common Stock would be converted into 0.90 shares of WaMu Common Stock.

  On March 17, 1997, Ahmanson submitted the Ahmanson Merger Proposal, which is described on the cover page of this Proxy Statement. Based on the closing price of the Ahmanson Common Stock on May , 1997 (and assuming the average closing price of the Ahmanson Common Stock on the NYSE during the Averaging Period is equal to such May , 1997 closing price), the Ahmanson Merger Proposal would result in an Exchange Ratio of 1.20 and an implied market value
of $     per GWF Share. This represents a premium of $     per GWF Share, or
  %, over the implied market value of the WaMu proposal on such date. Changes in the market price of Ahmanson Common Stock before the effective time of the merger would affect the number of shares or the market value of Ahmanson Common Stock to be received in the Proposed Merger in exchange for GWF Shares.

  Ahmanson believes that the Proposed Merger represents a unique and compelling opportunity to enhance value for stockholders of both Ahmanson and GWF, allowing the combined company to realize substantial cost savings while enhancing its competitive position in its major markets, generating enhanced revenues and providing improved services and products to its customers. Based on the advice of Sullivan & Cromwell, special counsel to Ahmanson, Ahmanson believes that it will be able to obtain the regulatory approvals required for the Proposed Merger on a timely basis and without imposition of any condition that would have a material adverse effect on the combined company.

  Accordingly, Ahmanson believes that the GWF Board of Directors should recognize that its fiduciary duties require it to commence merger negotiations with Ahmanson, as permitted by the GWF/WaMu merger agreement. To date, GWF has not given Ahmanson an opportunity to enter into any discussions or negotiations concerning a business combination between Ahmanson and GWF, despite Ahmanson's delivery on or prior to April 11, 1997 of consents of holders of a majority of the GWF Shares to a stockholder resolution urging the GWF Board to engage in discussions with Ahmanson and any other person making a bona fide and concrete merger proposal. Instead, the GWF Board has taken all of the following actions that have delayed the ability of GWF's stockholders to express their views on the Ahmanson Merger Proposal or discouraged proposals for a merger or other business combination with GWF:

  . They indefinitely postponed the Annual Meeting and then, after GWF stockholders had adopted a By-law amendment requiring the Annual Meeting to be held by May 6, 1997, they set a meeting date for June 13, 1997;

  . They adopted a By-law to delay the time for setting the record date for the Consent Solicitation and thereby delayed you from expressing your views concerning GWF's consideration of proposed transactions that would maximize stockholder value;

  . They put in place a "broad based change-in-control severance plan" for the GWF employees;

  . They disputed the adoption of the stockholder resolution urging discussions with Ahmanson by claiming that the record date set by the GWF Board for the Consent Solicitation did not apply to that resolution, and they refused to authorize their appointed inspectors of election to report on the number of consents delivered in favor of the resolution as of any date; and

  . They commenced litigation in Delaware court and a public campaign to challenge the report of the inspectors of election, which certified the adoption of three By-law amendments (including the one requiring the Annual Meeting to be held by May 6, 1997) by GWF stockholders. See Annex A to this Proxy Statement.

  Ahmanson believes that the GWF Board (who collectively own beneficially less than 1.5% and appear to actually own less than 1% of the GWF Common Stock) should not deprive GWF's stockholders of the opportunity to consider the Ahmanson Proposal along with the proposed GWF/WaMu merger and any other bona fide and concrete merger proposals. Accordingly, Ahmanson has determined to nominate three individuals, each of whom is independent of (and not affiliated with or controlled by) Ahmanson, to serve as directors of GWF. The Ahmanson Nominees have agreed that as directors they will act "on behalf of all of the stockholders of [GWF] . . . and will in no way be controlled by or acting at the direction of Ahmanson." They have committed to seek to convince the other GWF directors to pursue merger proposals with a view to maximizing stockholder value. In particular, the Ahmanson Nominees have committed to seek to convince the other GWF directors to consider the Ahmanson Merger Proposal and all other bona fide and concrete proposals to merge with GWF and, subject to their fiduciary duties, actively pursue the proposal that they conclude maximizes value for GWF's stockholders. Any such proposal would, of course, then be subject, among other things, to stockholder and regulatory approval. In light of the agreement of the Ahmanson Nominees to act on behalf of all of the GWF stockholders and the fiduciary duties that they will owe to GWF stockholders, Ahmanson would expect that the Ahmanson Nominees (a) would seek to conduct negotiations and discussions with any company that makes a bona fide proposal and support whichever proposal provides the best value to GWF stockholders, whether that proposal is made by WaMu, Ahmanson or a third party, and (b) would support the solicitation of offers by other parties if they determine that doing so is in the best interests of the GWF stockholders and would support the removal of any barriers to a sale that are likely to reduce the value to be received by the GWF stockholders. All such actions would be taken by the Ahmanson Nominees as permitted by, and in accordance with, the GWF/WaMu merger agreement as discussed above. In addition, Ahmanson is soliciting your proxy in support of the Ahmanson By-law Amendments, which are intended to promote and protect the stockholders' role in pursuing a transaction that would maximize stockholder value for GWF stockholders.

  If the Ahmanson Nominees are elected, the Ahmanson Nominees will constitute a minority of the eleven member GWF Board and, therefore, the Ahmanson Nominees would not, without the support of other members of the GWF Board, be able to take action to terminate the GWF/WaMu merger agreement or cause GWF to enter into a merger agreement with Ahmanson or any other third party. If adopted, however, the Ahmanson By-law Amendments would, among other things, ensure that the Ahmanson Nominees are consulted on certain actions by the GWF Board that could make a merger with or an acquisition of GWF more difficult or more expensive or would favor one potential acquiror over another.

                       I. ELECTION OF CLASS II DIRECTORS

  According to publicly available information, GWF currently has eleven Directors, divided into three classes having staggered terms of three years each. The terms of the four incumbent Class II Directors, John V. Giovenco, Firmin A. Gryp, James F. Montgomery and Alberta E. Siegel, will expire at the Annual Meeting.

  Ahmanson believes that election of the Ahmanson Nominees represents the best means for GWF stockholders to express their support for the merger proposal that would maximize stockholder value. The Ahmanson Nominees have agreed that as directors they will act "on behalf of all of the stockholders of [GWF] . . . and will in no way be controlled by or acting at the direction of Ahmanson." They have committed to seek to convince the other GWF directors to pursue merger proposals with a view to maximizing stockholder value.

  Since March 17, 1997, when Ahmanson submitted its enhanced merger proposal to the GWF Board of Directors, GWF has not given Ahmanson an opportunity to enter into any discussions or negotiations concerning a business combination between Ahmanson and GWF. In addition, the GWF Board has refused to give Ahmanson access to the same information that GWF made available to WaMu and to other prospective acquirors after Ahmanson submitted its Original Proposal. The Ahmanson Nominees have committed to seek to convince the other GWF directors to consider the Ahmanson Merger Proposal and all other bona fide and concrete proposals to merge with GWF, as permitted by the GWF/WaMu Merger Agreement, and, subject to their fiduciary duties, actively pursue the proposal that they conclude maximizes value for GWF's stockholders. Ahmanson expects that, if elected, the Ahmanson Nominees would also seek to convince the other GWF directors to "level the playing field" between WaMu and Ahmanson and any other proponent of a business combination with GWF by providing all parties an equal opportunity to engage in discussions with and receive information from GWF management. Any proposal finally accepted by the GWF Board of Directors would, of course, then be subject, among other things, to stockholder and regulatory approval. The election of the Ahmanson Nominees would enable you, as the owners of GWF, to send a clear message to the GWF Board that you demand a fair process that will favor whichever merger proposal will maximize stockholder value and that you oppose actions that thwart GWF stockholders' ability to select the most favorable proposal. Ahmanson believes that the current members of the GWF Board (who collectively own beneficially less than 1.5% and appear to actually own less than 1% of the GWF common stock) should not deprive GWF's stockholders of the opportunity to consider the Ahmanson Merger Proposal and other merger proposals.

  Ahmanson proposes that the GWF stockholders elect the Ahmanson Nominees to fill three of the four Class II Director positions of GWF up for election at the Annual Meeting. With regard to the fourth Director position of GWF up for election, a blank write-in space has been provided for you to select such Director from among the nominees of the incumbent GWF Board. However, should you not write in a nominee for the fourth Director, this will not affect your vote for the Ahmanson Nominees. Ahmanson's nomination of three, rather than four, nominees for the four directorships to be filled at the Annual Meeting is intended to avoid a presumption of control under regulations of the OTS. Under those regulations, Ahmanson would generally not be permitted to obtain proxies representing 25% or more of the outstanding GWF Shares to elect one-third or more of the directors on the GWF Board without obtaining prior OTS approval or a rebuttal of a control presumption under OTS regulations.

  The Ahmanson Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters. Each Ahmanson Nominee, if elected, would hold office until the 2000 Annual Meeting of Stockholders and until a successor has been elected and qualified or until the earlier of his death, resignation or removal. Although Ahmanson has no reason to believe that any of the Ahmanson Nominees will be unable to serve as a director, if any one or more of the Ahmanson Nominees shall not be available for election, the persons named on the WHITE Annual Meeting proxy card have agreed to vote for the election of such other nominees as may be proposed by Ahmanson. Should GWF purport to increase the number of directors to be elected at the Annual Meeting, it is the current intention of Ahmanson to propose additional nominees for such directorships. At such time, Ahmanson would supplement this Proxy Statement to provide additional information regarding those nominees.

AHMANSON NOMINEES FOR CLASS II DIRECTORS:

          NAME, AGE AND               PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
   PRINCIPAL BUSINESS ADDRESS         DURING LAST FIVE YEARS; CURRENT DIRECTORSHIPS
   --------------------------         ---------------------------------------------
Lawrence A. Del Santo, 63........  Mr. Del Santo is currently retired. From 1994 until his
1115 Busch Garden Court            retirement in 1997, Mr. Del Santo was Chairman and
Pasadena, CA 91105                 Chief Executive Officer of The Vons Companies, Inc.
                                   Previously, he was Chairman and Chief Executive Officer
                                   of Lucky Stores ("Lucky") and after the American Stores
                                   Company acquisition of Lucky, he became Senior
                                   Executive Vice President and Chief Operating Officer--
                                   Food for American Stores Company in 1993. He currently
                                   serves on the board of directors of California Business
                                   Roundtable, Los Angeles Area Chamber of Commerce, Food
                                   Marketing Institute, Criminal Justice Legal Foundation,
                                   Los Angeles Business Advisors and Super Valu Stores,
                                   Inc. Additionally, he is a member of the Board of
                                   Trustees of the University of San Francisco and the
                                   Tomas Rivera Center.
Robert T. Gelber, 61.............  Mr. Gelber is currently retired. Before his retirement,
Gibson, Dunn & Crutcher LLP        Mr. Gelber was a partner at Gibson, Dunn & Crutcher
333 South Grand Avenue             LLP, where he was co-head of the firm's Financial
Los Angeles, CA 90071              Institutions Practice Group. Mr. Gelber joined Gibson,
                                   Dunn & Crutcher LLP in 1960 after graduation from
                                   Harvard Law School.
Wolfgang Schoellkopf, 64.........  Mr. Schoellkopf is currently retired. From 1990 until
800 Fifth Avenue                   his retirement in 1996, Mr. Schoellkopf was Vice
New York, NY 10021                 Chairman and Chief Financial Officer of First Fidelity
                                   Bancorporation. Mr. Schoellkopf currently serves on the
                                   boards of directors of Great Lakes Reinsurance
                                   Corporation, the Inner-City Scholarship Fund and
                                   Marymount University.

  Ahmanson has agreed to make a cash contribution of $15,000 on behalf of each Ahmanson Nominee to a charitable organization designated by each Ahmanson Nominee for agreeing to be named as a nominee in this Proxy Statement and agreeing to stand for election as a director of GWF and has agreed to reimburse each Ahmanson Nominee for out-of-pocket expenses incurred in connection with the proxy solicitation. In addition, Ahmanson has agreed, without regard to any actual or alleged fault on the part of the Ahmanson Nominee, to hold harmless and indemnify each Ahmanson Nominee, to the fullest extent permitted by applicable law, from and against any and all expenses, liabilities, damages or losses of any kind arising out of or relating to any threatened or filed action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of GWF), asserted against or incurred by the Ahmanson Nominee as a result of such Ahmanson Nominee's involvement in this proxy solicitation or such Ahmanson Nominee's role as a director of GWF (except to the extent such Ahmanson Nominee is covered in full by GWF's indemnification obligations); provided, however, that such indemnification and expense reimbursement shall not apply to any actions or omissions to act by the Ahmanson Nominee after the date 20 days after the Ahmanson Nominee has been notified that Ahmanson has abandoned the Ahmanson Proposal. In addition, it is anticipated that each Ahmanson Nominee, if elected, would be entitled to receive director's fees consistent with GWF's past practices. According to GWF's preliminary Proxy Statement, dated April 15, 1997, for the Annual Meeting, non-employee directors of GWF are paid an annual retainer for board service of $25,000, and an attendance fee of $1,800 and $1,000 for each board and committee meeting attended, respectively. Directors are also reimbursed for any expenses incurred in connection with attendance at regular or special meetings of the board or any of its committees.

  None of the Ahmanson Nominees is a director, officer or employee of Ahmanson or has any contractual relationship with Ahmanson other than his nominee agreement with Ahmanson, which is described above. Except as disclosed in this Proxy Statement, to the best knowledge of Ahmanson, none of the Ahmanson Nominees or their associates have any arrangement or understandings with any person (1) with respect to any future employment by GWF or its affiliates or (2) with respect to future transactions to which GWF or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 1996 or any currently proposed transaction, or series of similar transactions, in which GWF or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. Certain Ahmanson Nominees may also be directors or officers of other companies and organizations that have engaged in transactions with GWF or its subsidiaries in the ordinary course of business since January 1, 1996, but Ahmanson believes that the interest of such Ahmanson Nominees in such transactions is not of material significance. Mr. Gelber receives retirement benefits from Gibson, Dunn & Crutcher LLP, the amount of which is dependent on that firm's net income. Gibson, Dunn & Crutcher LLP has represented Ahmanson from time to time in various matters. None of the Ahmanson Nominees has any other interest in any transactions with Ahmanson or its affiliates. In light of the agreement of the Ahmanson Nominees to act on behalf of all of the GWF stockholders and the fiduciary duties that they will owe to GWF stockholders, Ahmanson would expect that the Ahmanson Nominees (a) would seek to conduct negotiations and discussions with any company that makes a bona fide proposal and support whichever proposal provides the best value to GWF stockholders, whether that proposal is made by WaMu, Ahmanson or a third party, and (b) would support the solicitation of offers by other parties if they determine that doing so is in the best interests of the GWF stockholders and would support the removal of any barriers to a sale that are likely to reduce the value to be received by the GWF stockholders. All such actions would be taken by the Ahmanson Nominees as permitted by, and in accordance with, the GWF/WaMu merger agreement as discussed above.

  Elections of directors at the Annual Meeting require the affirmative vote of a majority of the GWF Shares represented in person or by proxy at the meeting and entitled to vote on the election of directors, assuming a quorum is present or otherwise represented at the Annual Meeting. Thus, assuming a quorum is present, the four nominees receiving the greatest number of votes will be elected to serve as Class II Directors. Non-voted shares with respect to the election of directors will not affect the outcome of the election of directors. Should you choose not to write-in a nominee for the fourth Director up for election, that will result in a non-voted share with regard to that fourth Director. Ahmanson is NOT seeking authority to vote for and WILL NOT exercise any authority to vote for any of GWF's nominees for Director except as you may indicate in the write-in space. There is no assurance that any GWF nominee will serve if elected with the Ahmanson Nominees. The names, background and qualifications of GWF's nominees for the four Director positions are contained in GWF's proxy materials for the Annual Meeting. The proxies accompanying this Proxy Statement cannot be voted for more than four nominees (e.g., three Ahmanson Nominees and a nominee of the incumbent GWF Board).

  The accompanying WHITE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the election of the Ahmanson Nominees as three of the four Class II Directors of GWF or withhold authority to vote for the election of the Ahmanson Nominees by marking the proper box on the WHITE Annual Meeting proxy card. You may also withhold your vote from any of the Ahmanson Nominees by striking out the name of such nominee on the WHITE Annual Meeting proxy card. If no marking is made, you will be deemed to have given a direction to vote the GWF Shares represented by the WHITE Annual Meeting proxy card FOR the election of all of the Ahmanson Nominees provided that you have signed and dated the WHITE proxy card. You may vote FOR the election of a fourth write-in nominee of the Class II Directors from among the nominees of the incumbent GWF Board by writing in that nominee's name in the space provided or abstain from voting for that fourth directorship by leaving the space blank.

          AHMANSON STRONGLY RECOMMENDS A VOTE FOR THE ELECTION OF THE
                              AHMANSON NOMINEES.

                        II. PROPOSED BY-LAW AMENDMENTS

  Ahmanson is soliciting your proxy in support of the Ahmanson By-law Amendments which are intended to ensure that the Ahmanson Merger Proposal is dealt with fairly and in accordance with sound principles of corporate governance and that the views of the GWF stockholders and the Ahmanson Nominees are considered by the entire GWF Board. The text of each of the Ahmanson By-law Amendments and a summary of its effect is set forth below.

  Amendment 1. Amend Section 3 of the By-laws of GWF by adding to the end thereof the following paragraph:

    "In addition, a special meeting of the stockholders of the Corporation shall be called by the Secretary upon the written request, stating the purpose of the meeting and the meeting date, of stockholders who together own of record 10% or more of the stock of the Corporation having voting power. The notice shall be mailed by the Secretary within 20 days following receipt of such request. If the Secretary fails to call the special meeting and mail the notice as required by the preceding sentence, a person designated by the stockholders requesting the meeting shall have the power to call the special meeting and mail such notice. At a special meeting called at the request of stockholders, the meeting shall be presided over by a person designated by the stockholders calling the meeting."

  Amendment 1 would amend GWF's By-laws to allow holders of 10% of the GWF Shares to call special meetings and provide that the designee of the stockholders calling the meeting presides at the meeting. The calling of a special meeting by stockholders could cause GWF to incur certain expenses and administrative burdens that it would not otherwise incur under its existing corporate governance arrangements, but Ahmanson believes that, in light of GWF's refusal to deal evenhandedly with the Ahmanson Merger Proposal despite the majority support of the GWF stockholders for a stockholder resolution urging it to do so, the potential benefit to stockholders of increasing the opportunities to express their views outweighs such burdens.

  Amendment 2. Amend Section 12 of the By-laws of GWF by adding to the end thereof (or, if Amendment 3 described below is adopted, by adding as the penultimate paragraph) the following paragraph:

    "No person may be chosen by the directors of the Corporation to fill any vacancy on the board of directors, whether arising through death, resignation or removal of a director, or through an increase in the number of directors of any class, if such person was previously nominated as a director and lost in an election by the stockholders of the Corporation."

  Amendment 2 would amend GWF's By-laws to prohibit the GWF Board from filling any vacancy on the GWF Board with any person who was previously nominated as a Director and lost in an election. The effect of Amendment 2 is to prevent the GWF Board from reinstalling a person whom the stockholders have affirmatively voted out of office or not elected. Ahmanson recognizes that a vote for one director-nominee is not necessarily intended as a vote against the alternative nominee. However, this proposal would prevent the entrenchment of directors who, although they may be qualified to serve as directors, have failed to obtain the requisite support of stockholders.

  Amendment 3. Amend Section 12 of the By-laws of GWF by adding to the end thereof the following paragraph:

    "Any slate of directors elected in opposition to the recommendation of the incumbent board of directors shall be represented on an executive committee of the board of directors of the Corporation, if one is created, or on any other committee of the board that exercises powers that are currently or would normally be exercised by such a committee or only by the full board, including the power to review any merger proposal."

  Amendment 3 would amend GWF's By-laws to ensure that, if any Ahmanson Nominees are elected, at least one Ahmanson Nominee would be represented on an executive committee of the GWF Board, if one is created, or on any other committee of the GWF Board that exercises powers that are currently or would normally be exercised by an executive committee or only by the full GWF Board, including the power to review any merger proposal. The effect of Amendment 3 would be to prevent an executive or similar committee of the GWF Board from taking actions without the knowledge of or input from an Ahmanson Nominee. Ahmanson does recognize, however, that the intentional failure on the part of one or more members of the board of directors of a corporation to provide information to certain other members of the board could, under certain circumstances, constitute a breach of fiduciary duty to the stockholders.

  Amendment 4. Amend Section 13 of the By-laws of GWF by inserting immediately after the second sentence thereof the following two sentences:

    "Notwithstanding the foregoing sentence, if any of the following actions are to be considered by the board of directors at a meeting, notice must be given which notice must specify that such actions are to be considered and set forth appropriate details with respect thereto: any "Acquisition Transaction" as hereinafter defined, amendment of the Rights Agreement referred to in Section 24, adoption of any similar rights agreement, amendment of the By-laws, or any other action that would preclude or make more expensive or more difficult a merger with or acquisition of the Corporation by any person that has made a bona fide proposal to merge with or acquire the Corporation or that would favor one potential acquiror of the Corporation over another acquiror. "Acquisition Transaction" means any merger, consolidation or similar transaction involving, or any purchase of all of or any substantial portion of the assets, deposits or any equity securities of, the Corporation or any of its subsidiaries."

  Amendment 4 would amend GWF's By-laws to provide that certain matters (e.g., acquisition transactions, amendment of the Rights Agreement, adoption of any similar rights agreement, amendment of the By-laws, or any other action that would preclude or make more expensive or more difficult a merger with or an acquisition of GWF by any person that has made a bona fide and concrete proposal to merge with or acquire GWF or would favor one potential acquiror over another) can only be acted on by the GWF Board if those matters are specifically described (with appropriate details) in a notice which must be given for the GWF Board meeting. The effect of Amendment 4 would provide the Ahmanson Nominees with advance notice of such actions. Because the Ahmanson Nominees will have fiduciary duties to all stockholders, this does not mean that Ahmanson will be privy to such information. This advance notice will enable the Ahmanson Nominees to act in a prepared manner and receive any necessary independent advice.

  Amendment 5. Amend Section 25 of the By-laws of GWF by adding to the end thereof the following sentence:

    "In addition, none of the By-law provisions added or changed by vote of stockholders at the 1997 annual meeting of stockholders of this Corporation may be amended or repealed without the affirmative vote of the holders of a majority of the stock of the Corporation having voting power."

  Amendment 5 would amend GWF's By-laws to prevent the GWF Board from subsequently amending any of the Ahmanson By-law Amendments adopted at the 1997 Annual Meeting of Stockholders unless it has the approval of a majority vote of the GWF stockholders. The effect of Amendment 5 would ensure that the GWF Board cannot circumvent the will of the stockholders by subsequently amending or modifying the adopted Ahmanson By-law Amendments.

  If the GWF Board and GWF stockholders approve the Proposed Merger and it is consummated, Ahmanson expects that the by-laws of the combined company would be the current by-laws of Ahmanson. Those by-laws do not contain the provisions proposed by Amendments 1 through 5 above.

  Adoption of the Ahmanson By-law Amendments requires the affirmative vote of the holders of a majority of the GWF Shares represented in person or by proxy and entitled to vote on the matter, assuming the presence of a quorum at the Annual Meeting. With respect to abstentions, the GWF Shares will be considered present at the Annual Meeting, but since they are not affirmative votes for the Ahmanson By-law Amendments, they will have the same effect as votes against the Ahmanson By-law Amendments. With respect to broker non-votes, the GWF Shares will not be considered present at the Annual Meeting for purposes of voting on the Ahmanson By- law Amendments. Consequently, broker non-votes will not be counted with respect to the Ahmanson By-law Amendments, but they will have the practical effect of reducing the number of affirmative votes required to achieve a majority with respect to the Ahmanson By-law Amendments by reducing the total number of GWF Shares from which the majority is calculated.

  The accompanying WHITE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the Ahmanson By-law Amendments or against or abstain from voting for the Ahmanson By-law Amendments by marking the proper box on the WHITE Annual Meeting proxy card. If no marking is made, you will be deemed to have given a direction to vote the GWF Shares represented by the WHITE Annual Meeting proxy card FOR the Ahmanson By-law Amendments, provided that you have signed and dated the proxy card.

    AHMANSON STRONGLY RECOMMENDS A VOTE FOR THE AHMANSON BY-LAW AMENDMENTS.

           III. OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

  Ahmanson is not aware of any other resolutions, matters or proposals to be brought before the Annual Meeting except a non-binding stockholder resolution requesting the GWF Board to undertake a review of customer confusion between GWF's investment products and FDIC-insured products. Ahmanson is not seeking authority to vote on and will not exercise any authority to vote on such stockholder resolution (other than to vote its own GWF Shares). Should other resolutions, matters or proposals be brought before the Annual Meeting, the persons named on the WHITE Annual Meeting proxy card will abstain from voting on such other resolutions, matters or proposals unless such other resolutions, matters or proposals are inconsistent with the Ahmanson By-law Amendments set forth herein, in which event such persons will vote on such other resolutions, matters or proposals at their discretion. When voting on any proposed adjournment, such persons named as proxies may vote for or against the proposed adjournment at their discretion.

  With respect to any such other matters that may be submitted to the GWF stockholders for a vote, the affirmative vote of the holders of at least a majority of the GWF Shares represented in person or by proxy at the Annual Meeting and entitled to vote on the particular matter is required, assuming the presence of a quorum at the Annual Meeting. With respect to abstentions, the GWF Shares will be considered present at the Annual Meeting for such other matters, but since they are not affirmative votes for such other matters, they will have the same effect as votes against such other matters. With respect to broker non-votes, the GWF Shares will not be considered present at the Annual Meeting for purposes of voting on the such other matters. Consequently, broker non-votes will not be counted with respect to such other matters, but they will have the practical effect of reducing the number of affirmative votes required to achieve a majority with respect to such other matters by reducing the total number of GWF Shares from which the majority is calculated.

                           H. F. AHMANSON & COMPANY

  H. F. Ahmanson & Company, a Delaware corporation, conducts its principal business operations through Home Savings, a federally chartered savings bank. Although Home Savings has traditionally focused on deposit-taking and residential real estate lending, Home Savings has changed its focus toward becoming a full-service consumer and small business bank. Home Savings' acquisition of 61 First Interstate Bank branches has accelerated Home Savings' progress toward effecting this change.

  At December 31, 1996, Ahmanson had total assets of $50 billion, deposits of $35 billion and stockholders' equity of $2.4 billion. Based on deposits, Ahmanson was at that time the third largest depository institution in California and the 17th largest in the United States.

  Ahmanson is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Ahmanson can be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York, 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Chicago, Illinois 60601, and copies of such material can be obtained from such facilities and the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such reports, proxy statements and other information are also available from the Commission over the Internet at http://www.sec.gov. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104, on which certain of Ahmanson's securities are listed.

  H. F. Ahmanson & Company has its principal executive offices at 4900 Rivergrade Road, Irwindale, California 91706, telephone number (818) 960-6311.

  Certain information concerning the directors and executive officers of Ahmanson and certain employees and other representatives of Ahmanson who may also solicit proxies from stockholders is set forth in Schedule I. Certain information concerning shares of GWF Common Stock held by Ahmanson, its directors and executive officers and certain employees and other representatives of Ahmanson who may also solicit proxies from stockholders, and certain transactions between any of them and GWF, is set forth in Schedule II.

                               PROXY PROCEDURES

  In order for your views on the above-described director election and the Ahmanson Proposals to be represented at the Annual Meeting, please mark, sign and date the enclosed WHITE Annual Meeting proxy card and return it to Ahmanson, c/o MacKenzie Partners, Inc., in the enclosed envelope in time to be voted at the Annual Meeting. Execution of the WHITE Annual Meeting proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to Ahmanson or to the Secretary of GWF, or by voting in person at the particular meeting. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT.

  Only holders of record as of the close of business on the Record Date will be entitled to vote. If you are a GWF stockholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell such GWF Shares after the Record Date. Accordingly, it is important that you vote the GWF Shares held by you on the Record Date, or grant a proxy to vote such GWF Shares on the WHITE Annual Meeting proxy card, even if you sell such GWF Shares after the Record Date.

  If any of your GWF Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such GWF Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the WHITE Annual Meeting proxy card.

                         OWNERSHIP OF GWF COMMON STOCK

  Each share of GWF Common Stock is entitled to one vote, and the GWF Common Stock is the only class of securities of GWF currently entitled to vote. According to GWF's Form 10-K for the fiscal year ended December 31, 1996, there were approximately 9,724 holders of record of shares of GWF Common Stock as of December 31, 1996, and there were 137,885,310 shares of GWF Common Stock outstanding as of March 31, 1997. Stockholders of GWF do not have cumulative voting rights.

  The following table sets forth the share ownership of (i) all persons who, as of March 31, 1997, beneficially owned more than 5% of GWF's outstanding shares of Common Stock known to GWF, as reported in GWF's preliminary Proxy Statement, dated April 30, 1997, (ii) Ahmanson as of the date of this Proxy Statement, and (iii) all directors and officers of GWF as a group as of March 31, 1997, as reported in GWF's preliminary Proxy Statement, dated April 30, 1997. There may have been material changes since that date.

                                            AMOUNT AND NATURE OF    PERCENT OF
                                           BENEFICIAL OWNERSHIP OF OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER       SHARES OF COMMON STOCK  COMMON STOCK
------------------------------------       ----------------------- ------------
Wellington Management Company.............        8,771,730(1)         6.37%
 75 State Street
 Boston, Massachusetts 02109
Vanguard/Windsor Funds, Inc...............        8,236,786(2)         5.98%
 100 Vanguard Boulevard
 P.O. Box 2600
 Malvern, Pennsylvania 19355
H.F. Ahmanson & Company...................        3,560,500             2.6%
 4900 Rivergrade Road
 Irwindale, CA 91706
All Directors and Executive Officers as a         2,238,251(3)         1.62%
 Group....................................

--------
(1) Wellington Management Company ("WMC") has reported that it is an investment adviser and, as such, is considered beneficial owner in the aggregate of the shares listed in the table. WMC has declared that it has shared power to vote 53,902 of the shares and shared dispositive power over all of the shares shown in the table. The shares shown in the table for the Vanguard/Windsor Funds, Inc. are also included in the total amount reported in the table for WMC.
(2) The Vanguard/Windsor Funds, Inc. ("Vanguard/Windsor") has reported that it is an investment company and, as such, is considered the beneficial owner in the aggregate of the shares listed in the table. Vanguard/Windsor has declared that it has sole power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares shown in the table.

(3) The amount in the table includes options to purchase 2,013,991 shares under employee stock options which are exercisable on or within 60 days of May 9, 1997, and 1,219 shares held in trust under the Employee Savings Incentive Plan with respect to which such persons have the right to direct the vote.

  For information relating to the ownership of GWF Shares by the current directors and officers of GWF, see Schedule III hereto.

  Although Ahmanson has included information concerning GWF in this Proxy Statement (including Schedule III hereto) insofar as it is known or reasonably available to Ahmanson, Ahmanson is not currently affiliated with GWF and GWF has not to date permitted access by Ahmanson to GWF's books and records. Therefore, information concerning GWF which has not been made public is not available to Ahmanson. Although Ahmanson has no knowledge that would indicate that statements relating to GWF contained in this Proxy Statement in reliance upon publicly available information are inaccurate or incomplete, Ahmanson was not involved in the preparation of such information and statements and, for the foregoing reasons, is not in a position to verify any such information or statements.

                            SOLICITATION OF PROXIES

  Proxies will be solicited by mail, telephone, telegraph, telex, telecopier, advertisement and in person. Solicitation may be made by directors, officers, investor relations personnel and other regular employees of Ahmanson. No such employees will receive additional compensation for such solicitation.

  Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of GWF Common Stock for which they hold of record and Ahmanson will reimburse them for their reasonable out-of-pocket expenses.

  In addition, Ahmanson has retained MacKenzie Partners, Inc. to assist and to provide advisory services in connection with this Proxy Statement for which MacKenzie Partners, Inc. will be paid a fee of not more than $250,000 and will be reimbursed for reasonable out-of-pocket expenses. It is anticipated that approximately 100 persons will be employed by MacKenzie Partners, Inc. to solicit proxies. Ahmanson will indemnify MacKenzie Partners, Inc. against certain liabilities and expenses in connection with the Proxy Statement, including liabilities under the federal securities laws.

  Credit Suisse First Boston Corporation ("CSFB") and Montgomery Securities ("Montgomery Securities") are providing certain financial advisory services to Ahmanson in connection with, among other things, the Proposed Merger. Ahmanson has agreed to pay customary financial advisory and transaction fees to each of CSFB and Montgomery Securities in connection with the Proposed Merger. Ahmanson has also agreed to reimburse each of CSFB and Montgomery Securities for its reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred in furtherance of the financial advisory services to be provided to Ahmanson in connection with its engagement, and has agreed to indemnify each of CSFB and Montgomery Securities and certain related persons and entities against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. In connection with CSFB's and Montgomery Securities' engagement as financial advisors, Ahmanson anticipates that certain employees of each of CSFB and Montgomery Securities may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders for the purpose of assisting in the proxy solicitation. CSFB and Montgomery Securities will not receive any fee for or in connection with such solicitation activities apart from the fees they are otherwise entitled to receive as described above.

  The expenses related directly to the Proxy Statement are expected to aggregate $1,950,000 and will be borne by Ahmanson. These expenses include any fees and expenses for attorneys, public relations and financial advisers, solicitors, advertising, printing, transportation, litigation and other costs incidental to the solicitation, but exclude costs represented by salaries and wages of regular employees and officers of Ahmanson and expenses related primarily to the Proposed Merger. Of the above stated amount, approximately $300,000 has been spent to date. Ahmanson does not intend to seek reimbursement of its expenses related to the proxy solicitation from GWF whether or not the proxy solicitation is successful.

  Stockholder proposals will be eligible for consideration for inclusion in GWF's Proxy Statement for the 1998 Annual Meeting of Stockholders if notice is provided to the Secretary of GWF no later than 60 days nor more than 90 days prior to the anniversary date of the 1997 Annual Meeting.

  If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact MacKenzie Partners, Inc. at the address or phone number specified below. YOUR PROXY AND PROMPT ACTION ARE IMPORTANT. YOU ARE URGED TO GRANT YOUR PROXY BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD AS SOON AS POSSIBLE.

                                          H. F. AHMANSON & COMPANY

May [ ], 1997

                           MacKenzie Partners, Inc.
                               156 Fifth Avenue
                           New York, New York 10010
               Bankers and Brokers Call Collect: (212) 929-5500
                   All Others Call Toll-Free: (800) 322-2885

                                                                        ANNEX A

                       THE AHMANSON CONSENT SOLICITATION

  Ahmanson has delivered to GWF consents of the holders of more than a majority of the outstanding GWF Shares to stockholder proposals (a) urging the GWF Board, among other things, to engage in discussions and negotiations with Ahmanson or any other person making a bona fide and concrete merger proposal (Consent Proposal 1), (b) requiring GWF to hold its annual meeting of stockholders on the fourth Tuesday in April in each year, or on a date within 14 days thereof (Consent Proposal 3), (c) preventing the adjournment of any meeting of stockholders at which a quorum is present unless all business properly brought has been acted upon by the GWF stockholders (Consent Proposal
4) and (d) preventing the GWF Board from subsequently amending any of the by-laws adopted pursuant to the Consent Solicitation unless it has the approval of a majority of the GWF stockholders (Consent Proposal 5).

  Ahmanson delivered to GWF the consents representing the requisite number of GWF Shares with respect to Consent Proposals 3, 4 and 5 on April 9, 1997 and to Consent Proposal 1 on or prior to April 11, 1997.

  On April 28, 1997, CT Corporation, the independent inspectors of election retained by GWF, certified the adoption of Consent Proposals 3, 4 and 5 by a majority of the outstanding GWF shares. GWF has commenced an action in Delaware Chancery Court to challenge the inspectors' certification with respect to those Consent Proposals, based on, among other things, a claim that a consent representing 5.2 million shares was double counted. Because a majority of the outstanding GWF Shares were voted in favor of the three By-law amendments, even disregarding any shares that may have been double counted by the inspectors of election, Ahmanson has formally requested the inspectors to re-certify the tabulation of consents for Consent Proposals 3, 4 and 5, excluding any shares that may have been double counted.

  With respect to Consent Proposals 1 and 2, GWF has publicly claimed that the record date established by the GWF Board for the Consent Solicitation no longer applied to those Consent Proposals after they were revised by Ahmanson in response to GWF's entering into a merger agreement with WaMu. GWF has therefore refused to authorize the inspectors of election to report on the number of consents delivered in favor of Consent Proposal 1. Ahmanson is disputing GWF's claims.

  The full text of each of the Consent Proposals adopted by GWF stockholders is set forth below:

  Consent Proposal 1: Adopt the following non-binding resolution:

  "RESOLVED, that the stockholders of Great Western Financial Corporation ("Great Western") urge the Great Western Board of Directors (the "Great Western Board"), if requested by H. F. Ahmanson & Company ("Ahmanson") or any other person making a bona fide and concrete merger proposal, to provide all nonpublic information given to Washington Mutual, Inc. to Ahmanson or such other person and to participate in discussions and negotiations with, and consider each and every bona fide and concrete merger proposal made by, Ahmanson or such other person and otherwise to facilitate any effort or attempt by Ahmanson or such other person to make or implement a merger proposal in order to maximize stockholder value. Furthermore, in evaluating any merger proposal, the Great Western Board shall take into account the potential that the Great Western Stockholders will receive a substantial portion of the value of the cost savings resulting from a merger with Ahmanson or, if applicable, such other person."

  Consent Proposal 3: Amend Section 2 of the By-laws of GWF by replacing the first sentence thereof with the following sentence:

  "The annual meeting of the stockholders of the Corporation shall be held on the fourth Tuesday in April in each year, or on a date within 14 days thereof, at such time and place, within or without the State of Delaware, as may be specified in the notice thereof, as shall be fixed by the Board of Directors, for the purpose of electing directors and for the transaction of only such other business as is properly brought before such meeting in accordance with these by-laws."

  Consent Proposal 4: Amend Section 6 of the By-laws of GWF by replacing the first sentence thereof with the following three sentences:

  "The holders of a majority of the stock of the Corporation having voting power present in person or by proxy shall constitute a quorum. In the event a quorum is not present, the presiding officer at the meeting or the stockholders present, although less than a quorum, shall have the power to adjourn or postpone such meeting from time to time without notice. In the event that a quorum is present, the presiding officer shall not take any action to adjourn such meeting until all business properly brought before such meeting has been acted upon by the stockholders of the Corporation."

  Consent Proposal 5: Amend the By-laws of GWF by adding a new Section 25 thereto which reads in its entirety as follows:

  "Section 25. Neither this Section 25 nor any of the By-law provisions added or changed by consent of stockholders as contemplated by the Consent Statement dated March 3, 1997, provided by H. F. Ahmanson & Company, may be amended or repealed without the affirmative vote of the holders of a majority of the stock of the Corporation having voting power."

  As of the date of this Proxy Statement, Ahmanson has not delivered consents representing the number of GWF Shares necessary to adopt Consent Proposal 2, which would urge the GWF Board not to grant excessive lock-up arrangements that could deter a merger or similar transaction maximizing stockholder value unless the GWF stockholders approve the arrangement. The full text of Consent Proposal 2 is set forth below.

  Consent Proposal 2: Adopt the following non-binding resolution:

  "RESOLVED, that the stockholders of Great Western Financial Corporation ("Great Western") urge the Great Western Board of Directors (the "Great Western Board") not to grant, without the prior approval of a majority of the stockholders of Great Western having voting power, third party break-up fees, stock options, "crown jewel" options or other lock-up arrangements in connection with an "Acquisition Transaction" as hereinafter defined, unless such agreement contains a provision ensuring that the aggregate value of all such break up fees, stock options, "crown jewel" options and other lock-up arrangements can never exceed $100,000,000; "Acquisition Transaction" means any merger, consolidation or similar transaction involving, or any purchase of all or any substantial portion of the assets, deposits or any equity securities of, Great Western or any of its subsidiaries."

                                  SCHEDULE I

                     INFORMATION CONCERNING THE DIRECTORS
                      AND EXECUTIVE OFFICERS OF AHMANSON
              AND CERTAIN EMPLOYEES AND OTHER REPRESENTATIVES OF
                     AHMANSON WHO MAY ALSO SOLICIT PROXIES

  The following table sets forth the name, principal business address and the present office or other principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the directors and executive officers of Ahmanson and certain employees and other representatives of Ahmanson who may also solicit proxies from stockholders of GWF. The Ahmanson Nominees named on page 7 of this Proxy Statement may also solicit proxies from stockholders of GWF.

 DIRECTORS, EXECUTIVE OFFICERS, CERTAIN EMPLOYEES AND OTHER REPRESENTATIVES OF
                                   AHMANSON

       NAME AND PRINCIPAL                          PRESENT OFFICE OR OTHER
        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION OR EMPLOYMENT
       ------------------                    ----------------------------------
Byron Allumbaugh.................  Retired Chairman of the Board of Ralphs Grocery
620 Newport Center Drive           Company, a Los Angeles-based supermarket company;
Suite 1100                         director of El Paso Natural Gas Company and Ultramar
Newport Beach, CA 92660            Corp.

Harold A. Black..................  James F. Smith Professor of Financial Institutions at
Department of Finance              the College of Business Administration at the
431 Stokely Management Center      University of Tennessee, Knoxville
University of Tennessee,
Knoxville
Knoxville, TN 37996

Richard M. Bressler..............  Retired Chairman of the Board of Plum Creek Management
El Paso Natural Gas Company        Company, a manufacturer of lumber and wood products,
999 Third Avenue, Suite 2300       and retired Chairman of the Board of El Paso Natural
Seattle, WA 98104                  Gas Company, a natural resources company; director of
                                   General Mills, Inc. and Rockwell International
                                   Corporation

David R. Carpenter...............  Retired Chairman and Chief Executive Officer of
The Darcy Company                  Transamerica Occidental Life Insurance Company and
3400 Riverside Drive               Executive Vice President of the parent company,
Burbank, CA 91505                  Transamerica Corporation; Chairman of UniHealth;
                                   director of PacifiCare

Phillip D. Matthews..............  Chairman of the Board of Wolverine World Wide, Inc., a
Matthews, Mullaney & Company       NYSE footwear company; Chairman and part owner of
70 South Lake Avenue, Suite 630    Reliable Company; director of Bell Sports and Panda
Pasadena, CA 91101                 Management Company

Richard L. Nolan.................  MBA Class of 1942 Professor of Business Administration
Graduate School of Business        at the Graduate School of Business Administration at
Administration                     Harvard University; director of Xcellenet Inc.
Harvard University
Baker West 181
Soldiers Field
Boston, MA 02163

        NAME AND PRINCIPAL                         PRESENT OFFICE OR OTHER
         BUSINESS ADDRESS                    PRINCIPAL OCCUPATION OR EMPLOYMENT
        ------------------                   ----------------------------------
Delia M. Reyes...................  President and Chief Executive Officer of Reyes
Reyes Consulting Group             Consulting Group, a market research and consulting firm
14677 Midway Road, Suite 201
Dallas, TX 75244

Charles R. Rinehart..............  Chairman of the Board and Chief Executive Officer of
4900 Rivergrade Road               Ahmanson; Chairman of the Board and Chief Executive
Irwindale, CA 91706                Officer of  Home Savings of America, FSB

Frank M. Sanchez.................  Owner and operator of eight McDonald's franchises;
5234 Via San Delano #1             director of the Los Angeles Chamber of Commerce,
Los Angeles, CA 90022              the Los Angeles Amateur Athletic Foundation, and
                                   California State University at Los Angeles foundation

Elizabeth A. Sanders.............  Business consultant; director of Flagstar Companies
P.O. Box 14                        Inc., Wal-Mart Stores, Inc. and Wolverine World Wide, Inc.
Sutter Creek, CA 95685

Arthur W. Schmutz................  Retired partner of Gibson, Dunn & Crutcher LLP, a law
Gibson, Dunn & Crutcher LLP        firm; director of Ducommun Incorporated
333 South Grand Avenue,
Suite 4550
Los Angeles, CA 90071

William D. Schulte...............  Retired Vice Chairman of KPMG Peat Marwick LLP, a firm
KPMG Peat Marwick LLP              of independent certified public accountants; director of
725 South Figueroa Street,         Santa Anita Operating Company, Santa Anita Realty
Suite 2900                         Enterprises, Inc. and Vastar Resources, Inc.
Los Angeles, CA 90017

Bruce G. Willison................  President and Chief Operating Officer of Ahmanson and
4900 Rivergrade Road               Home Savings of America, FSB
Irwindale, CA 91706

Kevin M. Twomey..................  Senior Executive Vice President and Chief Financial
4900 Rivergrade Road               Officer of Ahmanson and Vice Chairman and Chief
Irwindale, CA 91706                Financial Officer of Home Savings of America, FSB

Anne-Drue M. Anderson............  Executive Vice President and Treasurer of Ahmanson and
4900 Rivergrade Road               Home Savings of America, FSB
Irwindale, CA 91706

Madeleine A. Kleiner.............  Senior Executive Vice President, Chief Administrative
4900 Rivergrade Road               Officer, General Counsel and Secretary of Ahmanson and
Irwindale, CA 91706                Senior Executive Vice President, Chief Administrative
                                   Officer and General Counsel of Home Savings of America, FSB

Anne-Drue M. Anderson............  Executive Vice President and Treasurer of Ahmanson and
4900 Rivergrade Road               Home Savings of America, FSB
Irwindale, CA 91706

George Miranda...................  First Vice President and Principal Accounting Officer
4900 Rivergrade Road               of Ahmanson and Home Savings of America, FSB
Irwindale, CA 91706

       NAME AND PRINCIPAL                          PRESENT OFFICE OR OTHER
        BUSINESS ADDRESS                     PRINCIPAL OCCUPATION OR EMPLOYMENT
       ------------------                    ----------------------------------
Stephen Swartz...................  Senior Vice President and Director of Investor
4900 Rivergrade Road               Relations of Ahmanson
Irwindale, CA 91706

Eric Warmstein...................  Senior Vice President and Director of Corporate
4900 Rivergrade Road               Development of Ahmanson
Irwindale, CA 91706

H. Rodgin Cohen..................  Partner, Sullivan & Cromwell
125 Broad Street
New York, NY 10004

Credit Suisse First Boston
Corporation
11 Madison Avenue
New York, NY 10010
  Michael E. Martin..............  Managing Director
  Oliver P. Sarkozy..............  Director
  Eric J. Clark..................  Associate

Credit Suisse First Boston
Corporation
333 Grand Avenue, Suite 2200
Los Angeles, CA 90071
  Mark S. Maron..................  Managing Director
  Andrew C. Rosenburgh...........  Vice President
  Brian J. Cullen................  Analyst

Montgomery Securities
600 Montgomery Street
San Francisco, CA 94111
  Dick Fredericks................  Senior Managing Director
  Alan Rothenberg................  Senior Consultant
  Robert Huret...................  Senior Consultant
  William Pan....................  Associate

                                  SCHEDULE II

               SHARES OF GWF COMMON STOCK HELD BY AHMANSON, ITS
          DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN EMPLOYEES AND
        OTHER REPRESENTATIVES OF AHMANSON WHO MAY ALSO SOLICIT PROXIES,
             AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND GWF

  As of April 30, 1997, Ahmanson is the beneficial owner of 3,560,500 shares of GWF Common Stock. In the two years prior to the date of this Proxy Statement, Ahmanson has made the following purchases of GWF Common Stock:

     February 15, 1997.........................................       100 shares
     February 18, 1997.........................................       100 shares
     March 7, 1997.............................................    60,000 shares
     March 10, 1997............................................   127,800 shares
     March 11, 1997............................................    78,700 shares
     March 12, 1997............................................   233,300 shares
     March 13, 1997............................................ 1,257,800 shares
     March 13, 1997............................................   587,000 shares
     March 26, 1997............................................   439,300 shares
     March 27, 1997............................................   350,000 shares
     April 21, 1997............................................    92,700 shares
     April 22, 1997............................................   117,800 shares
     April 23, 1997............................................    76,000 shares
     April 24, 1997............................................    59,500 shares
     April 25, 1997............................................    70,400 shares
     April 28, 1997............................................    10,000 shares

Ahmanson sold no shares of GWF Common Stock during such period. No part of the purchase price or market value of any of the shares described in this paragraph was represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such shares. However, Ahmanson issued an aggregate of $180 million of its Medium Term Notes in March 1997, the proceeds of which were used, in part, to replenish working capital deployed in Ahmanson's purchases of GWF Common Stock. Ahmanson does not beneficially own any other shares of GWF Common Stock. Other than Mr. Gelber, who owns 332 shares of GWF Common Stock (purchased on July 23, 1996), none of the Ahmanson Nominees is the beneficial owner of any GWF Common Stock.

  Each of CSFB and Montgomery Securities engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of their business, CSFB and Montgomery Securities may trade securities of GWF for their own account and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. As of April 29, 1997, CSFB held a net short position of 7,476 shares and Montgomery Securities held no shares of GWF Common Stock. Additionally, in the normal course of their business, CSFB and Montgomery Securities finance their securities positions by bank and other borrowings and repurchase and securities borrowing transactions. To the knowledge of Ahmanson, none of such borrowings were intended specifically for the purpose of purchasing securities of GWF. Neither CSFB nor Montgomery Securities admit that they or any of their directors, officers, employees or affiliates are a "participant," as defined in Schedule 14A promulgated under the Exchange Act by the Commission, in the solicitation to which this Proxy Statement relates or that such Schedule 14A requires the disclosure in this Proxy Statement of certain information concerning CSFB and Montgomery Securities.

  In addition to the fees to be received by CSFB and Montgomery Securities in connection with their engagement as financial advisors to Ahmanson described in this Proxy Statement, CSFB has rendered various investment banking and financial advisory services for Ahmanson for which it has received customary compensation.

  Except as disclosed in this Proxy Statement, none of Ahmanson, the directors or executive officers of Ahmanson or the employees or other representatives of Ahmanson named in Schedule I owns any securities of GWF or any subsidiary of GWF, beneficially or of record, has purchased or sold any such securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to such securities. Except as disclosed in this Proxy Statement, to the best knowledge of Ahmanson, its directors or executive officers and the employees and other representatives of Ahmanson named in Schedule I, none of their associates beneficially owns, directly or indirectly, any securities of GWF.

  Except as disclosed in this Proxy Statement, none of Ahmanson, its directors or executive officers of Ahmanson or the employees or other representatives of Ahmanson named in Schedule I, or, to their best knowledge, their associates has any arrangement or understanding with any person (1) with respect to any future employment by GWF or its affiliates or (2) with respect to future transactions to which GWF or any of its affiliates will or may be a party, nor any material interest, direct or indirect, in any transaction that has occurred since January 1, 1996 or any currently proposed transaction, or series of similar transactions, in which GWF or any of its affiliates was or is to be a party and in which the amount involved exceeds $60,000. Certain directors and executive officers of Ahmanson and/or its associates may also be directors or officers of other companies and organizations that have engaged in transactions with Ahmanson or its subsidiaries in the ordinary course of business since January 1, 1996, but Ahmanson believes that the interest of such persons in such transactions is not of material significance.

                                 SCHEDULE III

                             SHARES OF GWF HELD BY
               DIRECTORS, EXECUTIVE OFFICERS AND NOMINEES OF GWF

  The following table sets forth as of March 31, 1997 the number of shares of GWF Common Stock beneficially owned by each director, nominee, the chief executive officer and each of the four other most highly compensated executive officers of GWF. The information contained in the table is derived from information contained in GWF's preliminary Proxy Statement and Form 10-K/A, each dated April 30, 1997.

                                             AMOUNT AND NATURE OF
                                             BENEFICIAL OWNERSHIP    PERCENT OF
                                              OF SHARES OF COMMON   OUTSTANDING
          NAME OF BENEFICIAL OWNER                   STOCK          COMMON STOCK
          ------------------------           ---------------------- ------------
David Alexander.............................      22,675        (2)      (1)
H. Frederick Christie.......................      26,250        (2)      (1)
Charles D. Miller...........................      30,460        (3)      (1)
Stephen E. Frank............................      10,750        (4)      (1)
Firmin A. Gryp..............................     103,644     (2)(5)      (1)
Enrique Hernandez, Jr. .....................       9,250        (4)      (1)
James F. Montgomery.........................     680,488        (6)      (1)
Alberta E. Siegel...........................      25,000        (2)      (1)
Willis B. Wood, Jr..........................      16,750        (7)      (1)
John V. Giovenco............................      41,250        (2)      (1)
Bradford M. Freeman.........................      20,000                 (1)
John F. Maher...............................     611,762        (8)      (1)
J. Lance Erikson............................     119,959        (9)      (1)
Carl F. Geuther.............................     220,350       (10)      (1)
Michael M. Pappas...........................     249,525       (11)      (1)
A. William Schenck, III.....................      68,288       (12)      (1)

--------
(1) Certain executive officers and directors share with their spouses voting and investment powers with respect to these shares. The percentage of shares beneficially owned by any executive officer or director does not exceed one percent of the GWF Common Stock.
(2) Includes 21,250 shares subject to options granted to this Director under the 1988 Stock Option and Incentive Plan (the "1988 Incentive Plan") which are exercisable within 60 days of May 9, 1997.
(3) Includes 18,750 shares subject to options granted to this Director under the 1988 Incentive Plan which are exercisable within 60 days of May 9, 1997.
(4) Includes 8,750 shares subject to options granted to this Director under the 1988 Incentive Plan which are exercisable within 60 days of May 9, 1997.
(5) Includes 112 shares held by the Trustee under the Employee Savings Incentive Plan.
(6) Includes 570,600 shares subject to options exercisable within 60 days of May 9, 1997 and 945 shares held by the Trustee under the Employee Savings Incentive Plan.
(7) Includes 16,250 shares subject to options granted this Director under the 1988 Incentive Plan which are exercisable within 60 days of May 9, 1997.
(8) Includes 396,137 shares subject to options exercisable within 60 days of May 9, 1997 and 25 shares held by the Trustee under the Employee Savings Incentive Plan.
(9) Includes 99,010 shares subject to options exercisable within 60 days of May 9, 1997 and 112 shares held by the Trustee under the Employee Savings Incentive Plan.
(10) Includes 179,845 shares subject to options exercisable within 60 days of May 9, 1997.
(11) Includes 172,500 shares subject to options exercisable within 60 days of May 9, 1997.
(12) Includes 49,762 shares subject to options exercisable within 60 days of May 9, 1997.

        PRELIMINARY COPY--SUBJECT TO COMPLETION, DATED MAY 2, 1997

                          [FORM OF PROXY CARD--WHITE]

                      GREAT WESTERN FINANCIAL CORPORATION

                  PROXY SOLICITED BY H. F. AHMANSON & COMPANY
          FOR GREAT WESTERN FINANCIAL CORPORATION 1997 ANNUAL MEETING

  The undersigned, a holder of record of shares of common stock, par value $1.00 per share ("Common Stock"), of Great Western Financial Corporation ("GWF") acknowledges receipt of the Proxy Statement of H. F. Ahmanson & Company ("Ahmanson") dated April , 1997, and the undersigned revokes all
prior proxies and appoints     and    , or each of them, proxies for the
undersigned to vote all shares of Common Stock of GWF which the undersigned would be entitled to vote at the 1997 Annual Meeting of Stockholders and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows:

1. To elect Lawrence A. Del Santo, Robert T. Gelber and Wolfgang Schoellkopf as Class II Directors of GWF, to serve for a term of three years and until their successors have been elected and qualified.*

                 [_] FOR  [_] AGAINST  [_] WITHHOLD AUTHORITY

2. To elect         [if you wish, write in nominee of the incumbent GWF Board]
   as the fourth Class II Director of GWF, to serve for a term of three years and until his successor has been elected and qualified.

                 [_] FOR  [_] AGAINST  [_] WITHHOLD AUTHORITY

 Ahmanson is NOT seeking authority to vote for and WILL NOT exercise any authority to vote for any of GWF's nominees for Director except as you may indicate above. The names, background and qualifications of GWF's nominees for the four Director positions are contained in GWF's proxy materials for the Annual Meeting. There is no assurance that any of the GWF nominees will serve as Directors if any of the Ahmanson nominees for Director is elected.

3. Amend Section 3 of the By-laws of GWF by adding to the end thereof the following paragraph: "In addition, a special meeting of the stockholders of the Corporation shall be called by the Secretary upon the written request, stating the purpose of the meeting and the meeting date, of stockholders who together own of record 10% or more of the stock of the Corporation having voting power. The notice shall be mailed by the Secretary within 20 days following receipt of such request. If the Secretary fails to call the special meeting and mail the notice as required by the preceding sentence, a person designated by the stockholders requesting the meeting shall have the power to call the special meeting and mail such notice. At a special meeting called at the request of stockholders, the meeting shall be presided over by a person designated by the stockholders calling the meeting."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

4. Amend Section 12 of the By-laws of GWF by adding to the end thereof (or, if the amendment described in (6) below is adopted, by adding as the penultimate paragraph) the following paragraph: "No person may be chosen by the directors of the Corporation to fill any vacancy on the board of directors, whether arising through death, resignation or removal of a director, or through an increase in the number of directors of any class, if such person was previously nominated as a director and lost in an election by the stockholders of the Corporation."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

5. Amend Section 12 of the By-laws of GWF by adding to the end thereof the following paragraph: "Any slate of directors elected in opposition to the recommendation of the incumbent board of directors shall be represented on an executive committee of the board of directors of the Corporation, if one is created, or on any other committee of the board that exercises powers that are currently or would normally be exercised by such a committee or only by the full board, including the power to review any merger proposal."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

6. Amend Section 13 of the By-laws of GWF by inserting immediately after the second sentence thereof the following two sentences: "Notwithstanding the foregoing sentence, if any of the following actions are to be considered by the board of directors at a meeting, notice must be given which notice must specify that such actions are to be considered and set forth appropriate details with respect thereto: any "Acquisition Transaction" as hereinafter defined, amendment of the Rights Agreement referred to in Section 24, adoption of any similar rights agreement, amendment of the By-laws, or any other action that would preclude or make more expensive or more difficult a merger with or acquisition of the Corporation by any person that has made a bona fide proposal to merge with or acquire the Corporation or that would favor one potential acquiror of the Corporation over another acquiror. "Acquisition Transaction" means any merger, consolidation or similar transaction involving, or any purchase of all of or any substantial portion of the assets, deposits or any equity securities of, the Corporation or any of its subsidiaries."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

7. Amend Section 25 of the By-laws of GWF by adding to the end thereof the following sentence: "In addition, none of the By-law provisions added or changed by vote of stockholders at the 1997 annual meeting of stockholders of this Corporation may be amended or repealed without the affirmative vote of the holders of a majority of the stock of the Corporation having voting power."

                       [_] FOR  [_] AGAINST  [_] ABSTAIN

  IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING ON BEHALF OF THE UNDERSIGNED.

  THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES REFERRED TO IN (1) ABOVE AND FOR THE PROPOSALS REFERRED TO IN (3) THROUGH (10) ABOVE PROVIDED YOU HAVE SIGNED AND DATED THE PROXY CARD.
-------
*You may withhold authority to vote for any nominee by lining through or otherwise striking out the name of the nominee.

                                    Dated: ______________________________, 1997
                                    ___________________________________________
                                     Signature of Stockholder (Title, if any)
                                    ___________________________________________
                                    Signature of Stockholder (if held jointly)

                                    Please sign exactly as your name or names appear hereon. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officers. If a partnership, please sign in partnership name by authorized person.

 PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY, USING THE ENCLOSED
                            POSTAGE-PAID ENVELOPE.